22004564

SEC
Mail Processing
Section

MAR 01 2022

Washington DC
413

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66464

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aqueduct Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blake Wilcox	704-973-9928	BWilcox@aqueductcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Elliot Davis, PLLC
(Name – if individual, state last, first, and middle name)

200 East Braod Street, Suite 550	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

10/16/2003	149
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frank H. Edwards, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aqueduct Capital Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Compliance Officer

Notary Public

Khamla Sphabmixay
NOTARY PUBLIC
Mecklenburg County, NC
My Commission Expires July 27, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Aqueduct Capital Group, LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2018.

Greenville, South Carolina
February 24, 2022

AQUEDUCT CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	3,226,594
Accounts receivable	29,642
Fees receivable	19,418,736
Investments, available for sale	208,176
Fixed assets at cost, net of accumulated depreciation of $676,391	166,312
Right-of-use asset	1,164,616
Deposits	265,745
TOTAL ASSETS	24,479,821

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	87,936
Accrued compensation & payroll taxes	34,125
Due to employees	16,169
Lease liability	1,371,400
TOTAL LIABILITIES	1,509,630
MEMBER'S EQUITY:	22,970,191
TOTAL LIABILITIES AND MEMBER'S EQUITY	24,479,821

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital raising for private equity and hedge fund managers.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customers.

The Company earns placement fee revenue from its contracts with customers. These fees are primarily earned upon substantial completion of the performance obligations in the contract. Fee revenue is calculated as a percentage of committed capital raised by The Company. Fee revenue is generally paid over a period ranging from two to five years. The review of the contract's performance obligations in the contract determines the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation. Related contract assets were as follows for the years ended December 31:

Contract Assets Analysis

	2021
Contract assets:	
Fees receivable	**$ 19,418,737**

Interest Income is derived from outstanding fees with customers and calculated per the terms of the contract.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

Accounting standards that have been issued or proposed by the FASB or other standard setting bodies are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue, or whose accounts receivable balances individually represented 10% or more of the Company's total accounts receivable, as follows:

For the year ended December 31, 2021, two customers accounted for 10%, one customer accounted for 13%, and one customer accounted for 17% of accounts receivable, respectively.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2021, the Company had net capital of $3,058,529, which was $3,035,528 in excess of its required net capital of $23,001. The Company's net capital ratio was 0.11 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2015.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILTIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2021 or during the year then ended.

NOTE 5 - LONG-TERM DEBT

On April 4, 2020 the Company entered into a loan agreement with PNC Bank, National Association as its lender under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the U.S. Small Business Administration ("SBA"), and on April 20, 2020 (the "Disbursement Date"), received a loan in the amount of $369,600 (the "PPP Loan") to help sustain its employee payroll costs, rent, and utilities due to the impact of the COVID-19 pandemic. The Company later received a second PPP loan on March 5, 2021. Under the Paycheck Protection Program, the Company's PPP Loan is fully forgivable if the Company meets certain requirements and receives formal approval, as defined by the CARES Act, subject to an audit by the SBA. On August 27, 2021, the first PPP loan was forgiven in its entirety, and on October 22, 2021, the second PPP loan was forgiven in its entirety. The forgiveness of these loans was recorded as other income on the Statement of Operations

NOTE 6 - LEASES

The Company's leases are comprised primarily of rental office space. The Company has performed an assessment of its contracts related to the leased office space and determined they are operating leases.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and the company's incremental borrowing rate, which approximates the rate at which the company would borrow. The interest rate implicit in the lease is generally not determinable in transactions where the Company is the lessee.

We have operating leases for our corporate offices and certain equipment. Our leases have remaining lease terms of 9 months to 5 years and 3 months, some of which include options to extend the leases for up to 5 years. The weighted average remaining lease term is 54 months. None of the tests were met to qualify as financing leases; all of our leases are operating leases. To calculate the value of a lease, we considered payments, concessions, and fees. We assumed an incremental borrowing rate of 5% based on prevailing market rates at the time of commencement. The weighted average incremental borrowing rate across all leases is 5%.

Maturities of lease liabilities:

Maturity Analysis

	Operating Leases
2022	$ 405,314
2023	412,573
2024	386,729
2025	228,207
2026	76,938
Thereafter	-
Total lease payments	1,509,761
Amounts representing interest	(138,361)
Present value of net future minimum lease payments	**$ 1,371,400**

NOTE 7 - BENEFITS

The Company participates in a 401(k)-profit sharing plan covering substantially all its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, the Company paid $105,297 to the plan for the year ended December 31, 2021. This amount is included in "Salaries" in the Statement of Operations.

NOTE 8 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to seven years.

Fixed assets consist of the following:

Furniture and Equipment	$ 842,703
Total Cost	842,703
Less: Accumulated Depreciation	(676,391)
Net Fixed Assets	$ 166,312

Depreciation expense for the year ended December 31, 2021 was $ 65,720.

NOTE 9 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective as of December 31, 2021 or during the year then ended.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure through issuance date.

NOTE 11 - UNCERTANTIES RELATED TO COVID-19

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally, and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.